TAHOE RESOURCES DECLARES SEVENTH MONTHLY DIVIDEND FOR 2017

VANCOUVER, British Columbia – July 6, 2017 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO; NYSE: TAHO) is pleased to dec clare its seventh monthly dividend for 2017 of USD$0.02 per common share. Shareholders of record at the close of business on Thursday, July 20, 2017 will be entitled to receive payment of this dividend on Thursday, July 27, 2017.

This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Pursuant to tax legislation enacted in 2007, Canadian resident individuals who receive "eligible dividends" will be entitled to an enhanced gross-up and dividend tax credit on such dividends.

Eligible shareholders may enroll in Tahoe’s Dividend Reinvestment Plan (“DRIP”). Full details of the DRIP are provided in the plan document, “Tahoe Resources Inc. Dividend Reinvestment Plan.” Copies of this document, as well as the enrollment form for the DRIP, are available on Tahoe’s website at http://www.tahoeresources.com/investor-relations/dividends. Registered shareholders may also enroll in the DRIP online through Computershare’s self-service web portal, Investor Centre, at www.investorcentre.com.

The declaration and payment of the Company's dividend is determined by the Company's board of directors on a monthly basis, with regard to the earnings and financial requirements of the Company and other applicable conditions existing at such time. In light of yesterday’s provisional decision from the Supreme Court of Guatemala to temporarily suspend the license to operate the Escobal mine, in considering the continuation and amount of the Company's dividend in future periods, if not reversed or rescinded, the Company's board will consider the continuing eff fects of such suspension.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as s THO and on the NYSE as TAHO.

Forward-Looking Statements

This news release contains “forward-looking information”within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. In particular, this news release describes potential future events related to a dividend payment as well as shareholder participation in a DRIP. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forec casts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things: the price of silver, gold and other metals; plant equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian nuevo sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, the provisional decision from the Supreme Court of Guatemala which has the effect of suspending the Company’s mining license in respect of the Escobal mine, the time for appeals to be heard and decided and the likelihood of such provisional decision being reconsidered and reversed by the Supreme Court of Guatemala or overturned by the Constitutional Court in Guatemala, workings of the Guatemalan legal system, social unrest and political or economic instability in Guatemala and the Company’s ability to efficiently resume operations once the suspension of the mining license is lifted, and relationships with our partners, including employees, vendors and community populations, legislative changes that impact mining operations in Canada, Guatemala and/or Peru; results of exploration activities and development of mineral properties; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; social unrest and political or economic instability in Guatemala and/or Peru; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; the uncertainties of resource and reserve estimations; receipt and security of mineral property titles; receipt of licenses to conduct mining activities; the timing and possible outcome of pending litigation; cost overruns or unanticipated costs and expenses; the availability of funds; fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Although Tahoe believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors” and on EDGAR at www.sec.gov.

Although Tahoe has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Tahoe, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Tahoe’s operating environment. Tahoe does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

Tahoe Resources Inc.
investors@tahoeresources.com
Tel: 775-448-5800